345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4866 212.407.4000 212.407.4990

Via Edgar

July 7, 2025

Babette Cooper

Kristina Marrone

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blueport Acquisition Ltd Registration Statement on Form S-1 Filed June 26, 2025 File No. 333-288356

Dear Ms. Cooper and Ms. Marrone:

On behalf of our client, Blueport Acquisition Ltd, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 6, 2025, regarding the Company’s Registration Statement on Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar an-exhibits only amendment to the registration statement on Form S-1 (the “Amended Registration Statement”) simultaneously with the submission of this response letter.

Registration Statement on Form S-1 filed June 26, 2025 Exhibits

1.	Please revise the filing fee table filed as Exhibit 107 to cover all of the Class A ordinary shares underlying the rights included in the units, or advise. In this regard, we note that you are registering 7,935,000 rights but the filing fee table covers only 1,199,833 Class A ordinary shares underlying the rights.

Response: Exhibit 107 to the Amended Registration Statement has been revised to reflect that 1,322,500 Class A ordinary shares underlying the rights are being registered.

Please do not hesitate to contact me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc: William T. Rosenstadt, Esq.